Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to incorporation by reference in the Registration Statement on Form S-8 of Whitestone REIT, pertaining to the incentive plan of Whitestone REIT of our reports dated March 13, 2013, with respect to the consolidated financial statements and the effectiveness of Whitestone REIT's internal control over financial reporting each appearing in the Annual Report on Form 10-K of Whitestone REIT for the year ended December 31, 2012. We also consent to the incorporation by reference in the Registration Statement on Form S-8 of Whitestone REIT, pertaining to the incentive plan of Whitestone REIT, our report dated December 3, 2012 with respect to the Statements of Revenues and Certain Operating Expenses of the Village Square at Dana Park for the year ended December 31, 2011 as contained in the Current Report on form 8-K/A as filed on December 3, 2012.

/s/ PANNELL KERR FORSTER OF TEXAS, P.C.

Houston, Texas
September 13, 2013